EXHIBIT 99.11

Press Release

Disclosure of Transactions in Own Shares

Paris, November 28, 2019 – In accordance with the authorization given by the ordinary shareholders’ general meeting on May 29, 2019 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from November 21, 2019 to November 27, 2019:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
21.11.2019	554,352	48.5976	26,940,177	XPAR
21.11.2019	89,215	48.5178	4,328,516	CHIX
21.11.2019	29,948	48.5415	1,453,721	TRQX
21.11.2019	61,732	48.6173	3,001,243	BATE
22.11.2019	464,678	49.3039	22,910,438	XPAR
22.11.2019	54,943	49.2919	2,708,245	CHIX
22.11.2019	29,917	49.3516	1,476,452	TRQX
22.11.2019	58,926	49.2960	2,904,816	BATE
25.11.2019	432,521	49.2273	21,291,841	XPAR
25.11.2019	39,971	49.2384	1,968,108	CHIX
25.11.2019	25,869	49.2666	1,274,478	TRQX
25.11.2019	111,194	49.1529	5,465,508	BATE
26.11.2019	562,551	48.6220	27,352,355	XPAR
26.11.2019	115,271	48.5681	5,598,493	CHIX
26.11.2019	45,959	48.6335	2,235,147	TRQX
26.11.2019	99,137	48.5585	4,813,944	BATE
27.11.2019	455,066	48.2682	21,965,217	XPAR
27.11.2019	59,971	48.2754	2,895,124	CHIX
27.11.2019	36,888	48.2777	1,780,868	TRQX
27.11.2019	69,582	48.2709	3,358,786	BATE
Total	3,397,691	48.7753	165,723,475

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website:

https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a major energy player, which produces and markets fuels, natural gas and low-carbon electricity. Our 100,000 employees are committed to better energy that is safer, more affordable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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Total contacts

Media Relations: +33 1 47 44 46 99 l presse@total.com l @TotalPress

Investor Relations: +44 (0)207 719 7962 l ir@total.com